FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2020

Commission File Number: 000-50859

TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this Report on Form 6-K is Management's Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements and related notes thereto for TOP Ships Inc. (the "Company"), as of and for the six months ended June 30, 2020.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-215577) that was filed with the SEC and became effective on November 4, 2019.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words "anticipate," "believe," "expect," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these assumptions and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the following:

•
our ability to maintain or develop new and existing customer relationships with major refined product importers and exporters, major crude oil companies and major commodity traders, including our ability to enter into long-term charters for our vessels;

•	our future operating and financial results;

•	oil and chemical tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand;

•	our ability to integrate into our fleet any newbuildings we may order in the future and the ability of shipyards to deliver vessels on a timely basis;

•	the aging of our vessels and resultant increases in operation and drydocking costs;

•	the ability of our vessels to pass classification inspections and vetting inspections by oil majors and big chemical corporations;
•
•	significant changes in vessel performance, including increased vessel breakdowns;

•	the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us;

•	our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all;

•	changes to governmental rules and regulations or actions taken by regulatory authorities and the expected costs thereof;

•	potential liability from litigation and our vessel operations, including discharge of pollutants;

•	changes in general economic and business conditions;

•	general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists;

•	changes in production of or demand for oil and petroleum products and chemicals, either globally or in particular regions;

•	the strength of world economies and currencies, including fluctuations in charterhire rates and vessel values;

•	potential liability from future litigation and potential costs due to any environmental damage and vessel collisions;

•	the length and severity of the recent coronavirus outbreak (COVID-19) and its impact on the demand for commercial seaborne transportation and the condition to the financial markets; and

•	other important factors described from time to time in the reports filed by us with the U.S. Securities and Exchange Commission.

We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC. (registrant)

Dated: August 7, 2020	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2019
The following management's discussion and analysis is intended to discuss our financial condition, changes in financial condition and results of operations for the six months ended June 30, 2019 and 2020, and should be read in conjunction with our historical unaudited interim condensed consolidated financial statements and related notes included in this filing. For additional background information please see our annual report on Form 20-F for the year ended December 31, 2019 filed with the Securities and Exchange Commission, or the Commission, on April 10, 2020.
This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section "Risk Factors" included in our Annual Report on Form 20-F filed with the Commission, on April 10, 2020.
Overview
We are an international owner and operator of modern, fuel efficient eco medium range, or MR, tanker vessels focusing on the transportation of crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. As of June 30, 2020, our fleet consists of eight 50,000 dwt product/chemical tankers, M/T Stenaweco Energy, the M/T Stenaweco Evolution, the M/T Stenaweco Excellence, M/T Nord Valiant, the M/T Eco California, M/T Eco Marina Del Ray, M/T Eco Los Angeles and M/T Eco City of Angels and two 159,000 dwt Suezmax tankers, the M/T Eco Bel Air and M/T Eco Beverly Hills. We also own 50% interests in two 50,000 dwt product/chemical tankers, M/T Eco Yosemite Park and M/T Eco Joshua Park. Finally, we also have three newbuilding contracts for three 50,000 dwt product/chemical tankers, the M/T Eco Van Nuys, the M/T Eco Santa Monica and the M/T Eco Venice Beach, and two newbuilding contracts for two scrubber-fitted suezmax tankers, the M/T Eco West Coast and the M/T Eco Malibu.
We intend to continue to review the market in order to identify potential acquisition targets on accretive terms.
We believe we have established a reputation in the international ocean transport industry for operating and maintaining vessels with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience operating large and diversified fleets of tankers and who have strong ties to a number of national, regional and international oil companies, charterers and traders.
Non-US GAAP Measures

This report describes Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA), which is not a measure prepared in accordance with U.S. GAAP (i.e., a “Non-US GAAP” measure). We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, other operating loss, operating lease expenses, vessel impairments, gains on sale of vessels and gains/losses on derivative financial instruments.
Adjusted EBITDA is a non-U.S. GAAP financial measure that is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that this non-U.S. GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period. This is achieved by excluding the potentially disparate effects between periods of interest, gain/loss on financial instruments, taxes, depreciation and amortization, other operating losses, operating lease expenses, gains on sale of vessels and vessel impairments, and which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods and other items that the Company believes are not indicative of the ongoing performance of its core operations.
This Non-U.S. GAAP measure should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP.  In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our definition of Adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries. Adjusted EBITDA does not represent and should not be considered as an alternative to operating income or cash flow from operations, as determined by U.S. GAAP.

Reconciliation of Net Loss to Adjusted EBITDA

	Six months ended June 30,
(Expressed in thousands of U.S. Dollars)	2019	2020

Net loss	(628)	(2,868)

Add: Operating lease expenses	3,944	-
Add: Vessel depreciation	5,305	7,172
Add: Interest and finance costs	7,909	10,551
Add: (Gain)/Loss on financial instruments	(1,487)	849
Add: Other operating loss	-	4,050
Less: Gain on sale of vessels	-	(5,291)
Less: Interest income	(29)	(29)
Adjusted EBITDA	15,014	14,434

A.	Operating Results
For additional information please see our annual report on Form 20-F for the year ended December 31, 2019 filed with the Securities and Exchange Commission, or the Commission, on April 10, 2020, "Item 5. Operating and Financial Review and Prospects".
RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2020
The following table depicts changes in the results of operations for the six months ended June 30, 2020 compared to the six months ended June 30, 2019.
	Six Month Period Ended June 30,		Change
	2019	2020	June 30, 2019 vs June 30, 2020
	($ in thousands)			$	%
Revenues	29,786	32,594	2,808		9%
Voyage expenses	2,205	1,209	(996)		(45)%
Operating lease expenses	3,944	-	(3,944)		(100)%
Other vessel operating expenses	10,749	11,218	469		4%
Vessel depreciation	5,305	7,172	1,867		35%
Management fees-related parties	1,125	4,573	3,448		306%
Dry-docking costs	455	356	(99)		(22)%
General and administrative expenses	663	972	309		47%
Gain on sale of vessels	-	(5,291)	(5,291)		(100)%
Other operating loss	-	4,050	4,050		100%
Operating income	5,340	8,335	2,995		56%
Interest and finance costs	(7,909)	(10,551)	(2,642)		33%
Gain/(loss) on financial instruments	1,487	(849)	(2,336)		(157)%
Interest Income	29	29	-		0%
Equity gains in unconsolidated joint ventures	425	168	(257)		(60)%
Total other expenses, net	(5,968)	(11,203)	(5,235)		88%
Net loss	(628)	(2,868)	(2,240)		357%

Period in Period Comparison of Operating Results

1.	Revenues
During the six months ended June 30, 2020, Revenues increased by $2.8 million, or 9%, compared to the six months ended June 30, 2019. This increase was mainly due to an increase of $7.7 million in revenues from M/T Eco California, M/T Eco Marina Del Rey, M/T Eco Bel Air and M/T Eco Beverly Hills that we took delivery and started operating from January to May 2019 and an increase of $4.8 million in revenues from M/T Eco Los Angeles and M/T Eco City of Angels that we took delivery and started operating in February 2020. These increases were offset by a decrease of $9.7 million in revenues from the vessels we sold in 2020 (namely: M/T’s Eco Revolution, Eco Fleet, Stenaweco Elegance and Eco Palm Desert).
2.	Voyage expenses
During the six months ended June 30, 2020, Voyage expenses decreased by $1.0 million, or 45%, compared to the six months ended June 30, 2019. This decrease was mainly due to a decrease of $0.6 million in port expenses and another decrease of $0.8 million in bunkers both relating to the spot employment of M/T Eco Fleet in the 1st half of 2019 absent in 2020. These decreases were offset by an increase of $0.4 million in bunkers of two of our sold vessels relating to the delivery of the vessels to their new owners resulting from a drop in the oil prices in the first quarter of 2020.
3.	Vessel depreciation
During the six months ended June 30, 2020, our vessel depreciation increased by $1.9 million, or 35%, compared to the six months ended June 30, 2019. This increase is mainly attributed to an increase of $1.1 million in depreciation expenses of M/T Stenaweco Energy and M/T Stenaweco Evolution that we purchased in November 2019, an increase of $1.7 million in depreciation expenses of M/T Eco California, M/T Eco Marina Del Rey, M/T Eco Bel Air and M/T Eco Beverly Hills that we took delivery and started depreciating from January to May 2019 and an increase of $1.1 million in depreciation expenses of M/T Eco Los Angeles and M/T Eco City of Angels that we took delivery and started depreciating in February 2020. These increases were offset by a decrease of $2.0 million in depreciation expenses of the vessels we sold in 2020.
4.	Management fees—related parties
During the six months ended June 30, 2020, management fees to related parties increased by $3.4 million, or 306%, compared to the six months ended June 30, 2019. This increase was due to $3.4 million of sale and purchase commissions as per our management agreement with Central Shipping Inc (“CSI”), a related party affiliated with the family of Mr. Evangelos J. Pistiolis, our President, Chief Executive Officer and Director, that were absent in the six months ended June 30, 2019.
5.	Gain on sale of vessels
On January 14, January 21, February 21 and March 19, 2020 we sold the M/T Eco Revolution, M/T Eco Fleet, M/T Stenaweco Elegance and M/T Eco Palm Desert, respectively, to unaffiliated third parties.  As a result of the abovementioned sales we recognized a gain from the disposal of vessels amounting to $5.3 million (please see the Unaudited Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2020 – "Note 14 - Gain on sale of vessels" included elsewhere in this document).
6.	Other operating loss
In connection with sale of vessels noted above on January 15, January 21 and March 9, 2020 we terminated the time charters of M/T Eco Fleet, M/T Stenaweco Elegance and M/T Eco Palm Desert and incurred time charter termination fees amounting to $0.5 million, $1.9 million and $1.7 million respectively.
7.	Interest and finance Costs
During the six months ended June 30, 2020, interest and finance costs increased by $2.6 million, or 33%, compared to the six months ended June 30, 2019. This increase is mainly attributed to:
a)	An increase of $1.9 million in loan interest expense, due to the following:
a.
$1.9 million increase in interest expense due to the fact that in the six months ended June 2020 we incurred interest expense for the whole six month period for the vessels delivered in March, April and May of 2019 (namely M/T’s: Eco Marina Del Rey, Eco Bel Air, Eco Beverly Hills).

b.	$1.2 million of interest expenses from the OFI Facility we entered into for the purchase of the M/T Stenaweco Energy and M/T Stenaweco Evolution entered into in November 2019.
c.	$1.6 million of interest expense relating to the AVIC Facility we entered into to finance the delivery of our new vessels in February 2020.

Offset by
a.
$0.8 million decrease in interest expense of Top Ships Inc, mainly due to the fact that during the six months ended June 30, 2019 we incurred $0.9 million of interest expense from the Amended and Restated Family Trading Credit Facility, absent in the respective period of 2020, since the facility was terminated in March 2019.

b.	$2.0 million decrease in interest expense relating to the vessels we sold in 2020.
b)
An increase of $1.0 million in acceleration of amortization of deferred finance fees mainly due to the fact that in the six months ended June 30, 2020 we accelerated the amortization of the unamortized balance of deferred financing fees of the AT Bank Facility, the AT Bridge Note, the ABN Facility and the Alpha Bank & Alpha Bank Top-Up facilities ($1.2 million) due to their prepayment in 2020, while in the same period of 2019 we accelerated the amortization of the unamortized balance of deferred financing fees ($0.2 million) of Tranche C of the ABN facility due to its refinancing in January 2019.

c)
An offsetting decrease of $0.3 million in amortization of debt discount mainly due to the fact that in the six months ended June 30, 2019 we recognized debt discount amortization relating to the convertibility features of the Family Trading Loan amounting to $0.3 million, absent in the respective period of 2020.

8.	Gain/(loss) on derivative financial instruments
During the six months ended June 30, 2020, fair value gain/(loss) on derivative financial instruments decreased by $2.3 million, or 157%, compared to the six months ended June 30, 2019, mainly to due to $1.3 of swap termination losses due to the unwinding of our ABN and Alpha Bank swaps due to the prepayment of the respective loan facilities and due to the fact that in the six months ended June 30, 2020 we had no gains from the valuation of our 2014 Warrants (which expired in July 2019), while in the respective period of 2019 we recognized $1.6 million of gains. These losses were partially offset by a fair value gain on derivative financial instruments of $0.5 million from the valuation of our Class B Warrants we recorded in the six months ended June 30, 2020.
Recent and Other Developments
On March 11, 2020, the World Health Organization declared the recent novel coronavirus (“COVID-19”) outbreak a pandemic. In response to the pandemic, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the pandemic, such as quarantines and travel restrictions. Such measures have caused and will likely continue to cause severe trade disruptions. The extent to which COVID-19 will impact our results of operations and financial condition, including possible vessel impairments, will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the virus and the actions to contain or treat its impact, among others. Accordingly, an estimate of the impact cannot be made at this time.
On April 17, 2020 our 50% subsidiary, Eco Nine Pte., concluded the previously announced sale of its 100% owned vessel, M/T Palm Springs.
On April 24, 2020 we acquired from a company affiliated with our Chief Executive Officer, a 50% interest in two vessel owning companies that owned two eco MR product tankers (please see the Unaudited Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2020 – "Note 13 - Investments in unconsolidated joint ventures" included elsewhere in this document).
On May 8 and on May 29, 2020, we acquired from a company affiliated with our Chief Executive Officer five Marshall Island companies that owned newbuilding contracts for the construction of three eco MR product/chemical tankers and two eco Suezmax tankers (please see the Unaudited Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2020 – "Note 1 - Basis of Presentation and General Information" included elsewhere in this document).
On February 12 and March 11 2020, we, entered into two equity distribution agreements, or as is commonly known, at-the-market offerings (“ATM”s). We completed all sales under both ATMs during February and March 2020 out of which we received gross proceeds of $10.0 million and issued 2,693,191 common shares. On March 30, April 15, April 27, April 28, May 14, May 19, June 7, June 10, June 14, June 23 and July 6 2020, we completed registered direct offerings for the sale of an aggregate of 36,723,765 common shares for gross proceeds of $119.7 million (please see the Unaudited Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2020 – "Note 9 -Common Stock, Additional Paid-In Capital and Dividends" included elsewhere in this document).
On August 7, 2020, we announced we would effect a 1-for-25 reverse stock split of our common stock in order to regain compliance with the Nasdaq minimum bid price requirement. There will be no change in the number of our authorized common shares. All numbers of share and earnings per share amounts, as well as warrant shares eligible for purchase under our warrants, exercise price of said warrants and conversion prices of our Series E Shares, in this report have been retroactively adjusted to reflect this reverse stock split. The reverse stock split is expected to be effective on August 10, 2020.

B.	Liquidity and Capital Resources
Since our formation, our principal sources of funds have been equity provided by our shareholders through equity offerings or at the market sales, operating cash flow, long-term borrowing and short-term borrowings. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations and fund working capital requirements.
Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. Our practice has been to acquire vessels using a combination of funds received from equity investors and bank debt secured by mortgages on our vessels.  Future acquisitions are subject to management's expectation of future market conditions, our ability to acquire vessels on favorable terms and our liquidity and capital resources.
As of June 30, 2020, we had an indebtedness of $ 278.7 million, which after excluding unamortized financing fees amounts to total indebtedness $ 285.4 million (please see the Unaudited Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2020 – "Note  - Debt" included elsewhere in this document).
As of June 30, 2020, our cash and cash equivalent balances amounted to $11.6 million, held in U.S. Dollar accounts, $6.0 million of which are classified as restricted cash.
Working Capital Requirements and Sources of Capital
As of June 30, 2020, we had a working capital deficit (current assets less current liabilities) of $20.6 million and commitments for capital expenditures amounting to $39.0 million payable in 2020 and $170.8 million payable in 2021. In addition the capital expenditures noted above are non-recourse to us as the commitments are made by wholly owned subsidiaries whose performance is guaranteed by Central Mare Inc, a related party affiliated with the family of Mr. Evangelos J. Pistiolis. We have no undrawn portions under our financing facilities.
We estimate that our operating cash flow for the remainder of 2020 will increase compared to the same period in 2019, as we believe the cash contribution of our two new vessels (M/T’s Eco Los Angeles and Eco City of Angels) will counter the loss of the four vessels we sold in 2020 (M/T’s Eco Fleet, Eco Revolution, Stenaweco Elegance and Eco Palm Desert) since the former are employed in more profitable time charters.
In our opinion, will be able to finance our working capital deficit and unfinanced capital commitments in the next 12 months with cash on hand, operational cash flow, debt or equity issuances, or a combination thereof. If we are unable to arrange debt or equity financing, it is probable that we may also consider selling operating vessels or shipbuilding contracts (please see the Unaudited Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2020 – "Note 3 - Going Concern" included elsewhere in this document).
Cash Flow Information
Unrestricted cash and cash equivalents were $2.7 million and $5.6 million as of June 30, 2019 and 2020 respectively.
Net Cash from Operating Activities.
Net cash by operating activities decreased by $10.2 million, during the six months ended June 30, 2020 to a net outflow of $0.3 million, compared to a net inflow of $9.9 million for the six months ended June 30, 2019.
Net Cash from Investing Activities.
Net cash provided by investing activities in the six months ended June 30, 2020 was $11.3 million, consisting of $109.6 million net proceeds from sale of vessels and $19.6 million from the sale of investments in unconsolidated joint ventures (2017 Joint Venture (please see the Unaudited Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2020 – "Note 13 - Investments in unconsolidated joint ventures" included elsewhere in this document), offset by $90.9 million of cash paid for advances for vessels under construction and $27.0 million of cash paid for Investments in unconsolidated joint ventures (2020 Joint Venture).

Net Cash from Financing Activities.
Net cash used in financing activities in the six months ended June 30, 2020 was $12.7 million, consisting of, $113.8 million of proceeds from equity offerings and $60.2 million of proceeds from long term debt.

These inflows were partially offset by $81.7 of prepayments of long term debt, $60.9 million for consideration paid in excess of purchase price over book value of vessels, $24.6 million redemptions of Series E Shares, $9.5 million of scheduled debt repayments, $7.5 million of equity offering related costs, $1.4 million from the termination of Interest rate swaps and $1.1 million payments of financing costs.

TOP SHIPS INC.

TOP SHIPS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2019 AND JUNE 30, 2020

(Expressed in thousands of U.S. Dollars - except share and per share data)

	December 31,	June 30,
	2019	2020

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	4,412	5,611
Trade accounts receivable	642	515
Prepayments and other	628	1,091
Inventories	848	843
Assets held for sale	43,271	-
Non-current portion of derivative financial instruments	82	-
Restricted cash	859	-
Total current assets	50,742	8,060

FIXED ASSETS:

Advances for vessels under construction (Note 4.a)	12,241	25,696
Vessels, net (Note 4.b)	353,946	362,672
Other fixed assets, net	655	568
Total fixed assets	366,842	388,936

OTHER NON CURRENT ASSETS:

Restricted cash	8,000	6,000
Investments in unconsolidated joint ventures (Note 13)	19,306	27,656
Total non-current assets	27,306	33,656

Total assets	444,890	430,652

LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Current portion of long-term debt (Note 7)	16,908	16,843
Debt related to vessels held for sale	29,977	-
Due to related parties	16,592	5,400
Accounts payable	4,460	3,221
Accrued liabilities	4,030	2,544
Unearned revenue	3,337	535
Current portion of derivative financial instruments (Note 11)	113	101
Total current liabilities	75,417	28,644

NON-CURRENT LIABILITIES:

Non-current portion of long term debt (Note 7)	262,122	261,810
Non-current portion of derivative financial instruments (Note 11)	1,594	-
Total non-current liabilities	263,716	261,810

COMMITMENTS AND CONTINGENCIES (Note 8)

Total liabilities	339,133	290,454

MEZZANINE EQUITY:
Preferred stock; 15,724 and 11,264 Series E Shares issued and outstanding at December 31, 2019 and June 30, 2020 with $0.01 par value (refer to Mezzanine Equity - Note 12)	18,083	13,517

STOCKHOLDERS' EQUITY:

Preferred stock, $0.01 par value; 20,000,000 shares authorized; of which 100,000 Series D shares and 15,724 Series E Shares were issued and outstanding at December 31, 2019 and 100,000 Series D shares and 11,264 Series E Shares were issued and outstanding at June 30, 2020 (refer to Mezzanine Equity - Note 12)	1	1
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 347,813 and 33,486,369 shares issued and outstanding at December 31, 2019 and June 30, 2020*	3	335
Additional paid-in capital*	411,583	451,765
Accumulated deficit	(322,552)	(325,420)
Accumulated other comprehensive loss	(1,361)	-

Total stockholders' equity	87,674	126,681

Total liabilities, mezzanine equity and stockholders' equity	444,890	430,652
*Adjusted to reflect the reverse stock split of August 2020 (see Note 1)

TOP SHIPS INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2020
(Expressed in thousands of U.S. Dollars - except share and per share data)

	Six Months Ended
	June 30,	June 30,
	2019	2020
REVENUES:

Time charter revenues	$25,339	$32,594
Time charter revenues from related parties	1,311	-
Voyage charter revenue	3,136	-
Total revenues	29,786	32,594

EXPENSES:

Voyage expenses	2,205	1,209
Operating lease expenses	3,944	-
Other vessel operating expenses	10,749	11,218
Vessel depreciation	5,305	7,172
Management fees-related parties (Note 5)	1,125	4,573
Dry-docking costs	455	356
Gain on sale of vessels (Note 14)	-	(5,291)
Other operating loss (Note 15)	-	4,050
General and administrative expenses	663	972

Operating income	5,340	8,335

OTHER INCOME (EXPENSES):

Interest and finance costs (including $948 and $0, respectively to related party)	(7,909)	(10,551)
Gain/(Loss) on derivative financial instruments	1,487	(849)
Equity gains in unconsolidated joint ventures	425	168
Interest income	29	29

Total other loss, net	(5,968)	(11,203)

Net loss	(628)	(2,868)

Less: Deemed dividend for beneficial conversion feature of Series E Shares (Note 12)	(9,339)	(1,067)
Less: Deemed dividend equivalents on Series E Shares related to redemption value (Note 12)	(4,223)	(3,099)
Less: Dividend of Series E Shares (Note 12)	(1,029)	(932)

Net loss attributable to common shareholders	(15,219)	(7,966)

Loss per common share, basic and diluted (Note 10)*	(289.75)	(1.09)

Weighted average common shares outstanding, basic and diluted*	52,524	7,302,633

Other comprehensive income
Effective portion of changes in fair value of interest swap contracts	(1,388)	-
Total other comprehensive loss	(1,388)	-

Total comprehensive loss	(16,607)	(7,966)
*Adjusted to reflect the reverse stock split of August 2020 (see Note 1)

TOP SHIPS INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF MEZZANINE AND STOCKHOLDERS' EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2020

(Expressed in thousands of U.S. Dollars – except number of shares and per share data)
	Mezzanine Equity		Stockholder's Equity
			Preferred Stock		Common Stock
	# of Shares	Par Value	# of Shares	Par Value	# of Shares*	Par Value*	Additional Paid –in Capital*	Accumulated Deficit attributable to common stockholders	Accumulated Other Comprehensive Loss	Total stockholders' equity
BALANCE, December 31, 2018	-	-	100,000	1	46,034	-	412,059	(307,779)	-	104,281
Net loss								(628)		(628)
Stock-based compensation							(17)			(17)
Issuance of common stock due to exercise of 2018 Warrants					3,894	-	1,292			1,293
Issuance of common stock due to exercise of 2014 Warrants					11,765	-	2,675			2,675
Issuance of Series E Shares as part of exchange	27,129	27,129
Deemed dividend for Series E Shares feature as part of exchange							(9,570)			(9,570)
Deemed dividend equivalents on Series E Shares related to redemption value		4,223					(4,223)			(4,223)
Beneficial conversion feature of Series E Shares		(9,339)					9,339			9,339
Deemed dividend for Series E Shares		9,339								-
Repurchase of beneficial conversion feature with debt extinguishment							(8,518)			(8,518)
Reversal of equity offering costs not payable							1,500			1,500
Dividends of Series E shares	1,029	1,029					(1,029)			(1,029)
Other comprehensive loss									(1,388)	(1,388)
BALANCE, June 30, 2019	28,158	32,381	100,000	1	61,693	1	403,508	(308,407)	(1,388)	93,715
*Adjusted to reflect the reverse stock split of August 2020 (see Note 1)

	Mezzanine Equity		Stockholder's Equity
			Preferred Stock		Common Stock
	# of Shares	Par Value	# of Shares	Par Value	# of Shares*	Par Value*	Additional Paid –in Capital*	Accumulated Deficit attributable to common stockholders	Accumulated Other Comprehensive Loss	Total stockholders' equity
BALANCE, December 31, 2019	15,724	18,083	100,000	1	347,813	3	411,583	(322,552)	(1,361)	87,674
Net loss								(2,868)		(2,868)
Stock-based compensation							(17)			(17)
Issuance of common stock pursuant to equity offerings (Note 9)					33,071,356	331	105,996			106,327
Cashless exercises of Class A Warrants (Note 9)					67,200	1	(1)			-
Issuance of Series E Shares (Note 12)	14,350	14,350					-			-
Deemed dividend equivalents on Series E Shares related to redemption value		3,099					(3,099)			(3,099)
Redemptions of Series E Shares (Note 12)	(21,364)	(24,569)					-			-
Reversal of costs related to equity offerings							235			235
Excess of consideration over carrying value of acquired assets (Note 1)							(62,000)			(62,000)
Dividends of Series E shares (Note 12)	2,554	2,554					(932)			(932)
Beneficial conversion feature related to the issuance of Series E Shares		(1,067)					1,067			1,067
Deemed dividend related to beneficial conversion feature of Series E Shares		1,067					(1,067)			(1,067)
Other comprehensive loss (Note 11)									1,361	1,361
BALANCE, June 30, 2020	11,264	13,517	100,000	1	33,486,369	335	451,765	(325,420)	-	126,681
*Adjusted to reflect the reverse stock split of August 2020 (see Note 1)

TOP SHIPS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2020
(Expressed in thousands of U.S. Dollars)
	Six months ended June 30,
	2019	2020
Net Cash provided by/(used in) Operating Activities	9,907	(278)

Cash Flows from Investing Activities:
Advances for vessels under construction	(149,977)	(90,927)
Net proceeds from sale of vessels	-	109,624
Net proceeds from the sale of Investments in unconsolidated joint ventures (2017 Joint Venture – see Note 13)	-	19,555
Investments in unconsolidated joint ventures (2020 Joint Venture – see Note 13)	-	(27,000)
Net fixed assets acquisitions/sales	(26)	35
Net Cash (used in)/ provided by Investing Activities	(150,003)	11,287

Cash Flows from Financing Activities:
Proceeds from debt (Note 7)	181,594	60,200
Proceeds from short-term debt (Note 7)	6,760	-
Principal payments of debt (Note 7)	(5,359)	(9,484)
Payment of short-term debt	(20,280)	-
Prepayment of debt	(18,550)	(81,738)
Consideration paid in excess of purchase price over book value of vessels	-	(60,850)
Proceeds from warrant exercises	4,171	-
Proceeds from equity offerings	-	113,795
Equity offerings costs	(152)	(7,489)
Redemptions of Series E Shares	-	(24,569)
Derivative financial instruments termination receipts / (payments)	199	(1,379)
Payment of financing costs	(3,192)	(1,155)
Net Cash provided by/(used in) Financing Activities	145,191	(12,669)

Net increase/(decrease) in cash and cash equivalents and restricted cash	5,095	(1,660)

Cash and cash equivalents and restricted cash at beginning of year	7,662	13,271

Cash and cash equivalents and restricted cash at end of the period	12,757	11,611

Cash breakdown
Cash and cash equivalents	2,654	5,611
Restricted cash, current	907	-
Restricted cash, non-current	9,196	6,000

SUPPLEMENTAL CASH FLOW INFORMATION
Capital expenditures included in Accounts payable/ Accrued liabilities/ Due to related parties	1,001	21
Capitalized fees relating to Investments in unconsolidated Joint Ventures included in Due to Related Parties	-	453
Beneficial conversion feature of Series E Shares (Note 12)	9,339	1,067
Interest paid net of capitalized interest	5,455	9,794
Finance fees included in Accounts payable/Accrued liabilities	889	558
Offering expenses included in liabilities	168	364
Settlement of related party debt, interest, finance fees with issuances of Series E Shares (Note 12)	27,129	-
Settlement of Excess consideration over acquired assets and capital expenditures with issuances of Series E Shares (Note 12)	-	14,350
Settlement of Dividends with issuances of Series E Shares (Note 12)	1,029	2,554
Reversal of equity offering costs not payable	-	(235)
Unpaid Excess of consideration over carrying value of acquired assets included in Due to Related Parties (Note 1)	-	1,150
Deemed dividend equivalents on Series E Shares related to redemption value (Note 12)	4,223	2,253

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information:

The accompanying unaudited interim condensed consolidated financial statements include the accounts of Top Ships Inc. and its wholly owned subsidiaries (collectively the "Company"). Ocean Holdings Inc. was formed on January 10, 2000, under the laws of Marshall Islands and was renamed to Top Tankers Inc. and Top Ships Inc. in May 2004 and December 2007, respectively. The Company is an international provider of worldwide oil, petroleum products and bulk liquid chemicals transportation services.

As of June 30, 2020, the Company was the sole owner of all outstanding shares of the following subsidiary companies. The following list is not exhaustive as the Company has other subsidiaries relating to vessels that have been sold and that remain dormant for the periods presented in these unaudited interim condensed consolidated financial statements as well as intermediary companies that are 100% subsidiaries of the Company that own shipowning companies.

Companies	Date of Incorporation	Country of Incorporation	Activity
Top Tanker Management Inc.	May 2004	Marshall Islands	Management company

	Wholly owned Shipowning Companies ("SPCs") with vessels in operation during six months ended June 30, 2020	Date of Incorporation	Country of Incorporation	Vessel	Built Date
1	Monte Carlo 71 Shipping Company Limited	June 2014	Marshall Islands	M/T Stenaweco Energy	July 2014
2	Monte Carlo One Shipping Company Ltd	June 2012	Marshall Islands	M/T Stenaweco Evolution	March 2015
3	Monte Carlo Seven Shipping Company Limited	April 2013	Marshall Islands	M/T Stenaweco Excellence	May 2016
4	Monte Carlo Lax Shipping Company Limited	May 2013	Marshall Islands	M/T Nord Valiant	August 2016
5	PCH77 Shipping Company Limited	September 2017	Marshall Islands	M/T Eco California	January 2019
6	PCH Dreaming Inc.	January 2018	Marshall Islands	M/T Eco Marina Del Ray	March 2019
7	South California Inc.	January 2018	Marshall Islands	M/T Eco Bel Air	April 2019
8	Malibu Warrior Inc.	January 2018	Marshall Islands	M/T Eco Beverly Hills	May 2019
9	Santa Catalina Inc.	December 2018	Marshall Islands	M/T Eco Los Angeles	February 2020
10	Santa Monica Marine Inc.	December 2018	Marshall Islands	M/T Eco City of Angels	February 2020

	Wholly owned SPCs with vessels under construction during six months ended June 30, 2020	Date of Incorporation	Country of Incorporation	Vessel	Scheduled delivery date
11	Trajan Investments Inc.	July, 2019	Marshall Islands	Eco Van Nuys (Hull No 2789)	February 21
12	Hadrian Investments Inc.	July, 2019	Marshall Islands	Eco Santa Monica (Hull No 2790)	February 21
13	Julius Caesar Investments Inc.	July, 2019	Marshall Islands	Eco Venice Beach (Hull No 2791)	March 21
14	Roman Empire Inc.	February, 2020	Marshall Islands	Eco West Coast (Hull No 865)	February 21
15	Athenean Empire Inc.	February, 2020	Marshall Islands	Eco Malibu (Hull No 866)	May 21

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

As of June 30, 2020, the Company was the owner of 50% of outstanding shares of the following companies.

	SPC	Date of Incorporation	Country of Incorporation	Vessel	Built Date
1	City of Athens Pte. Ltd.	November 2016	Singapore	M/T Eco Holmby Hills*	March 2018
2	Eco Nine Pte. Ltd.	March 2015	Singapore	M/T Eco Palm Springs*	May 2018
3	California 19 Inc.	May 2019	Marshall Islands	M/T Eco Yosemite Park	March 2020
4	California 20 Inc.	May 2019	Marshall Islands	M/T Eco Joshua Park	March 2020
*The M/T Holmby Hills and the M/T Palm Springs were sold on March 26 and 17 April, 2020 respectively (see Note 13)

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed with the U.S. Securities and Exchange Commission (the "SEC") on April 10, 2020.
These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2020 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2020.
On March 11, 2020, the World Health Organization declared the recent novel coronavirus ("COVID-19") outbreak a pandemic. In response to the pandemic, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the pandemic, such as quarantines and travel restrictions. Such measures have caused and will likely continue to cause severe trade disruptions. The extent to which COVID-19 will impact the Company's results of operations and financial condition, including possible vessel impairments, will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the virus and the actions to contain or treat its impact, among others. Accordingly, an estimate of the impact cannot be made at this time.

On May 6, 2020, the Company acquired for $18,000 from a company affiliated with the Company's CEO and President, Mr. Evangelos J. Pistiolis, a 100% ownership interest in three Marshall Island companies that each had a newbuilding contract for the construction of one scrubber-fitted 50,000 dwt eco MR product/chemical tanker, all currently under construction in Hyundai Mipo shipyard in South Korea, with attached time charters. The vessels, M/T Eco Van Nuys (Hull No 2789), M/T Eco Santa Monica (Hull No 2790) and M/T Eco Venice Beach (Hull No 2791) are scheduled to be delivered in the first quarter of 2021. Each of the three product tankers have time charters with Central Tankers Chartering Inc, a company affiliated with Mr. Evangelos J. Pistiolis, for a firm term of five years plus two additional optional years (Note 5). Of the consideration payable, $16,850 was paid in the six months ended June 30, 2020 and the remaining $1,150 is included in Due to related parties in the accompanying unaudited interim condensed consolidated balance sheets.

On May 28, 2020, the Company acquired for $22,000 from a company affiliated with Mr. Evangelos J. Pistiolis, or the Suezmax Seller, a 50% ownership interest in two Marshall Island companies (the "SPVs") that each had a newbuilding contract for the construction of one scrubber-fitted 157,000 dwt eco Suezmax tanker, M/T Eco West Coast (Hull No 865) and M/T Eco Malibu (Hull No 866), both currently under construction in Hyundai Heavy Industries shipyard in South Korea, with attached time charters. The two tankers are scheduled to be delivered in February and May 2021 respectively. The Company had the option to acquire the other 50% ownership interest in both vessels from the Seller at the same price until July 15, 2020. On June 18, 2020, the Company exercised both purchase options for a consideration of $22,000. Upon their delivery, both vessels will enter into time charters with a major oil trader, for a firm term of three years plus two additional optional years. The full amount of the consideration was paid in the six months ended June 30, 2020.

Each of the abovementioned acquisitions was approved by a special committee of the Company's board of directors (the "Special Committee"), of which all of the directors were independent and for each acquisition the Special Committee obtained a fairness opinion relating to the consideration of each transaction from an independent financial advisor. The Company accounted for the abovementioned acquisitions as a transfer of assets between entities under common control and has recognized the vessels at their historical carrying amounts at the date of transfer.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

The amount of the consideration given in excess of the historical carrying value of the net assets acquired in the six months ended June 30, 2020 amounted to $62,000 and is recognized as a reduction to the Company's additional paid in capital and presented as Excess of consideration over the carrying value of acquired assets in the Company's accompanying unaudited interim condensed consolidated statement of stockholders' equity

On August 7, 2020, the Company announced it would effect a 1-for-25 reverse stock split of its common stock in order to regain compliance with the Nasdaq minimum bid price requirement. There will be no change in the number of authorized common shares of the Company, or the floor price of the Company's Series E Shares, or the number of votes of the Company's Series D Shares. All numbers of common share and earnings per share amounts, as well as warrant shares eligible for purchase under the Company's warrants, exercise price of said warrants and conversion prices of the Company's Series E Shares, in these unaudited interim condensed consolidated financial statements have been retroactively adjusted to reflect the 1-for-25  reverse stock split. The reverse stock split is expected to be effective on August 10, 2020.

2.	Significant Accounting Policies:

A discussion of the Company's significant accounting policies can be found in the Company's annual financial statements for the fiscal year ended December 31, 2019 which have been filed with the US Securities and Exchange Commission on Form 20-F on April 10, 2020. There have been no changes apart from the below to these policies in the six months ended June 30, 2020.

3.	Going Concern:

At June 30, 2020, the Company had a working capital deficit of $20,584 and cash and cash equivalents of $11,611 (inclusive of restricted cash) and for the six months ended June 30, 2020 incurred a net loss of $2,868 and had a negative cash flow from operations of $278. In addition as of June 30, 2020, the Company via the wholly owned subsidiaries had remaining contractual commitments to the shipyard for the vessels under construction, totaling $209,777, of which $15,516 is payable in the third quarter of 2020, $23,517 in the fourth quarter of 2020, $85,030 in the first quarter of 2021 and $85,714 in the second quarter of 2021. All of the amount payable in the third quarter of 2020 has been settled as of the date of issuance of these unaudited interim condensed consolidated financial statements. The Company had no committed undrawn loan facilities as of June 30, 2020.

The Company expects to finance its working capital deficit with cash on hand, and operational cash flow to be generated based on the contracted chartered agreements. The Company intends to finance its capital commitments with equity issuances and with debt financing. Based on ongoing discussions with different financing institutions, the Company believes that it will be able to obtain a portion of the necessary financing and the Company has a track record of successfully financing its vessel purchases. If the Company is unable to arrange any debt or equity financing, it is probable that the Company may also consider selling operating vessels or shipbuilding contracts. In addition the capital commitments noted above are non-recourse to the Company as the commitments are made by wholly owned subsidiaries whose performance is guaranteed by Central Mare Inc, a related party affiliated with the family of Mr. Evangelos J. Pistiolis.

Therefore, the Company believes it has the ability to continue as a going concern and finance its obligations as they come due over the next twelve months following the date of the issuance of these unaudited interim condensed consolidated financial statements. Consequently, these unaudited interim condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

4.a Advances for vessels under construction:
Advances for vessels under construction comprise: (also see Note 1):
Advances for vessels under construction
Balance, December 31, 2019	12,241
— Advances paid	89,442
— Capitalized expenses	972
— Transferred to Vessels, net	(76,959)
Balance, June 30, 2020	25,696

On February 10 and February 17, 2020 the Company took delivery of M/T Eco Los Angeles and M/T Eco City of Angels respectively from Hyundai Mipo Dockyard and hence advances paid and capitalized expenses relating to these  vessels were transferred from Advances for vessels under construction to Vessels, net.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

4.b Vessels, net:
The balances in the accompanying unaudited interim condensed consolidated balance sheets are analyzed as follows:
	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2019	372,543	(18,597)	353,946
— Transferred from advances for vessels under construction	76,959	-	76,959
— Disposals	(66,599)	5,538	(61,061)
— Depreciation	-	(7,172)	(7,172)
Balance, June 30, 2020	382,903	(20,231)	362,672

The Company's vessel's titles have been transferred to their respective financing banks under the vessel's sale and leaseback agreements as a security.

On January 14, January 21, February 21 and March 19, 2020 the Company sold the M/T Eco Revolution, M/T Eco Fleet, M/T Stenaweco Elegance and M/T Eco Palm Desert respectively to unaffiliated third parties (see Note 14).

5.	Transactions with Related Parties:

(a)  Central Mare– Executive Officers and Other Personnel Agreements: On September 1, 2010, the Company entered into separate agreements with Central Mare, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, pursuant to which Central Mare provides the Company with its executive officers and other administrative employees (Chief Executive Officer, Chief Financial Officer, Chief Technical Officer and Chief Operating Officer).

The fees charged by Central Mare for the six months ended June 30, 2019 and 2020 are as follows:

	Six Months Ended June 30,
	2019	2020	Presented in:
Executive officers and other personnel expenses	180	180	General and administrative expenses - Statements of comprehensive loss
Amortization of awarded shares	(17)	(17)	Management fees - related parties - Statements of comprehensive loss
Total	163	163

(b)  Central Shipping Inc ("CSI") – Letter Agreement and Management Agreements: On January 1, 2019, the Company entered into a letter agreement with CSI, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, which detailed the services and fees for the management of the Company's fleet.

The fees charged by and expenses relating to CSI for the six months ended June 30, 2020 are as follows:

	Six Months Ended June 30,
	2019	2020	Presented in:
Management fees	108	31	Capitalized in Vessels, net / Advances for vessels under construction –Balance sheet
	1,013	1,063	Management fees - related parties -Statements of comprehensive loss
Supervision services fees	44	22	Capitalized in Vessels, net / Advances for vessels under construction –Balance sheet
Superintendent fees	97	49	Vessel operating expenses -Statements of comprehensive loss
	164	73	Capitalized in Vessels, net / Advances for vessels under construction –Balance sheet
Accounting and reporting cost	120	150	Management fees - related parties -Statements of comprehensive loss
Commission for sale and purchase of vessels	-	3,377	Management fees - related parties -Statements of comprehensive loss
	-	1,123	Gain from vessel sales -Statements of comprehensive loss
	-	453	Capitalized in Investments in unconsolidated joint ventures –Balance sheet
Commission on charter hire agreements	370	413	Voyage expenses - Statements of comprehensive loss
Total	1,916	6,754

For the six months ended June 30, 2019 and 2020, CSI charged the Company newbuilding supervision related pass-through costs amounting to $463 and $350 respectively, which are not included in the table above and are presented in Vessels, net / Advances for vessels under construction in the Company's accompanying unaudited interim condensed consolidated balance sheets.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

(c)  Charter Party with Central Tankers Chartering Inc ("Central Tankers Chartering"): On May 4, 2020 the Company entered into a time charter party with Central Tankers Chartering, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, for the vessels M/T Eco Van Nuys, M/T Eco Santa Monica and M/T Eco Venice Beach. The time charters are for a firm period of five years at a daily rate of $16,200 with two optional years at daily rates of $17,200 and $18,200 respectively, at Central Tankers Chartering's option and will commence upon each vessel's delivery from the shipyard in the first quarter of 2021.

(d)  Issuances of Series E Shares to Family Trading Inc ("Family Trading") and redemptions of Series E Shares: Please see Note 12.

(e)   Vessel Acquisitions from affiliated entities: Please see Notes 1 and 13.

6.	Leases

Lease arrangements, under which the Company acts as the lessor

Charter agreements:

As of June 30, 2020, the Company operated three vessels (M/T Stenaweco Energy, M/T Stenaweco Evolution and M/T Stenaweco Excellence) under time charters with Stena Bulk A/S, two vessels (M/T Eco Bel Air and M/T Eco Beverly Hills) under time charters with BP Shipping Limited, one vessel (M/T Eco California) under a time charter with Shell Tankers Singapore Private Limited, one vessel (M/T Nord Valiant) under a time charter with Dampskibsselskabet Norden A/S, one vessel (M/T Marina Del Ray) under a time charter with Cargill International SA and two vessels (M/T Eco Los Angeles and M/T Eco City of Angels) under time charters with Trafigura Maritime Logistics Pte Ltd.

Furthermore the Company has entered into time charter parties for its newbuilding vessels M/T Eco Van Nuys, M/T Eco Santa Monica and M/T Eco Venice Beach with Central Tankers Chartering Inc, a company affiliated with Mr. Evangelos J. Pistiolis and M/T Eco West Coast and M/T Eco Malibu with Clearlake Shipping Pte Ltd.

Future minimum time-charter receipts of the Company's vessels in operation as of June 30, 2020, based on commitments relating to non-cancellable time charter contracts as of June 30, 2020, are as follows:

Year ending December 31,	Time Charter receipts
2020	31,900
2021	45,641
2022	24,046
2023	7,245
2024	1,178
Total	110,010

Future minimum time-charter receipts of the Company's vessels under construction as of June 30, 2020, are as follows (based on estimated delivery dates):

Year ending December 31,	Time Charter receipts
2021	34,381
2022	42,523
2023	42,523
2024	23,661
2025	17,739
2026	2,268
Total	163,095

In arriving at the minimum future charter revenues, an estimated 20 days off-hire time to perform scheduled dry-docking in the year the drydocking is expected on each vessel has been deducted, and it has been assumed that no additional off-hire time is incurred, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

7.	Debt:

Details of the Company's credit facilities are discussed in Note 8 of the Company's annual financial statements for the year ended December 31, 2019 and changes in the six months ended June 30, 2020 are discussed below.

Bank / Vessel(s)	December 31,	June 30,
	2019	2020
Total long term debt:
Alpha Bank Facility (M/T Stenaweco Elegance), including Alpha Bank Top-Up Facility	20,075	-
AT Bank Facility (M/T Eco Palm Desert)	21,875	-
AT Bank Bridge Note (Top Ships)	10,500	-
OFI Facility (M/T Stenaweco Energy, M/T Stenaweco Evolution and M/T Stenaweco Excellence)	69,849	67,191
CMBFL Facility (M/T Eco Bel Air and M/T Eco Beverly Hills)	88,560	85,620
BoComm Leasing Facility (M/T Nord Valiant and M/T Eco California)	44,466	43,455
Cargill Facility (M/T Eco Marina Del Ray)	30,962	30,054
AVIC Facility (M/T Eco Los Angeles and M/T Eco City of Angels)	-	59,088
Total long term debt	286,287	285,408
Less: Deferred finance fees	(7,257)	(6,755)
Total long term debt net of deferred finance fees	279,030	278,653

Presented:
Current portion of long term debt	16,908	16,843
Long term debt	262,122	261,810

Debt related to Vessels held for sale:
ABN Facility (M/T Eco Fleet and M/T Eco Revolution)	30,300	-
Less: Deferred finance fees	(323)	-
Debt related to Vessels held for sale net of deferred finance fees	29,977	-

Total Debt net of deferred finance fees and debt discounts	309,007	278,653

As of June 30, 2020 the applicable one-month LIBOR was 0.30%.

As of June 30, 2020, the Company was in compliance with all debt covenants with respect to its credit facilities. The fair value of debt outstanding on June 30, 2020 amounted to $296,517 when valuing the Cargill, BoComm, AVIC and CMBFL Sale and Leasebacks on the basis of the Commercial Interest Reference Rates ("CIRR"s) as applicable on June 30, 2020, which is considered to be a Level 2 item in accordance with the fair value hierarchy.

ABN Facility

The ABN Facility was fully prepaid on January 21, 2020 using $29,475 of proceeds from the sale of the M/T Eco Revolution and M/T Eco Fleet.

Alpha Bank Facility and Alpha Bank Top-Up Facility

The Alpha Bank Facility together with the Alpha Bank Top-Up Facility were fully prepaid on February 21, 2020 using $19,888 of proceeds from the sale of the M/T Stenaweco Elegance representing the outstanding balance on February 21, 2020.

AT Bank Senior Facility and AT Bank Bridge Note
The AT Bank Senior Facility together with the and AT Bank Bridge Note were fully prepaid on March 19, 2020 using $32,375 of proceeds from the sale of the M/T Eco Palm Desert.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

8.	Commitments and Contingencies:

Legal proceedings:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. As part of the normal course of operations, the Company's customers may disagree on amounts due to the Company under the provision of the contracts which are normally settled through negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as the Company reaches agreement with the customer on the amounts due.

On August 1, 2017, the Company received a subpoena from the U.S. Securities and Exchange Commission ("SEC") requesting certain documents and information in connection with offerings made by the Company between February 2017 and August 2017. The Company provided the requested information to the SEC in response to that subpoena. On September 26, 2018 and on October 5, 2018 the Company received two additional subpoenas from the SEC requesting certain documents and information in connection with the previous subpoena the Company received on August 1, 2017. The Company provided the requested information to the SEC in response to these subpoenas. The SEC investigation is ongoing and the Company continues to cooperate with the SEC in its investigation. The Company is unable to predict what action, if any, might be taken by the SEC or its staff as a result of this investigation or what impact, if any, the cost of responding to the SEC's investigation or its ultimate outcome might have on the Company's financial position, results of operations or liquidity. Hence the Company has not established any provision for losses relating to this matter.

On August 23, 2017, a purported securities class action complaint was filed in the United States District Court for the Eastern District of New York (No. 2:17-cv-04987(JFB)(SIL)) by Christopher Brady on behalf of himself and all others similarly situated against (among other defendants) the Company and two of its executive officers. The complaint is brought on behalf of an alleged class of those who purchased common stock of the Company between January 17, 2017 and August 22, 2017, and alleges that the Company and two of its executive officers violated Sections 9, 10(b) and/or 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. On August 24, 2017, a second purported securities class action complaint was filed in the same court against the same defendants (No. 2:17-cv-05016 (JFB)(SIL)) which makes similar allegations and purports to allege violations of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. By order dated July 20, 2018, the court consolidated the two actions under docket no. 2:17-cv-04987 and appointed lead plaintiffs for the consolidated action. On September 18, 2018, the plaintiffs filed a consolidated amended complaint. The amended complaint purports to be brought on behalf of shareholders who purchased the common stock of the Company between November 23, 2016 and April 3, 2018, makes allegations similar to those made in the original complaints, seeks similar relief as the original actions, and alleges that some or all the defendants violated sections 9, 10(b), 20(a), and/or 20A of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. All defendants filed motions to dismiss the amended complaint on March 25, 2019. Plaintiffs filed a consolidated opposition to defendants' motions to dismiss on May 24, 2019.  Defendants filed replies in further support of the motions to dismiss on June 28, 2019.  In a Memorandum Decision and Order dated August 3, 2019, the Court granted defendants' motions to dismiss under Rule 12(b)(6) and denied Plaintiffs' request for leave to amend. On August 7, 2019, the Court entered judgment dismissing the case.  Plaintiffs filed a notice of appeal on August 26, 2019. Plaintiffs/appellants filed their opening brief on the appeal on October 25, 2019.  Defendants/appellees filed their response briefs on November 26 and November 27, 2019, and plaintiffs/appellants filed their reply brief on December 11, 2019. The Second Circuit Court of Appeals (the "Court of Appeals") held oral argument on March 10, 2020 and took the matter under advisement. On April 2, 2020, the Court of Appeals issued a summary order affirming the District Court's decision dismissing Plaintiffs' claims and denying leave to amend. The Court of Appeals was scheduled to issue a mandate making the decision effective on April 23, 2020 if Plaintiffs didn't file a motion for reargument. Due to COVID-19, this deadline was extended to May 7, 2020.  The Plaintiffs did not file a motion for reargument and the Second Circuit issued its mandate on May 14, 2020 upholding the decision of the United States District Court for the Eastern District of New York. The Supreme Court has extended the deadline for parties to file cert petitions asking the Court to hear an appeal to 150 days from the date of the lower court judgment. As a result, the deadline for Plaintiffs to file a cert petition with the Supreme Court is now August 30, 2020. The Company and its management believe that the allegations in the complaints are without merit and plan to vigorously defend themselves against the allegations.

Other than the cases mentioned above, the Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to its business.

Capital Expenditures under the Company's Newbuilding program:

From April to June 2020 the Company entered into a series of transactions with a number of entities affiliated with Mr. Evangelos J. Pistiolis that led to the purchase of a number of vessels and newbuilding contracts (please see Note 1 and 13). As a result of these transactions, the Company has remaining contractual commitments for the acquisition of its fleet that are non-recourse to the Company as they are guaranteed by Central Mare Inc, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, totaling $209,777, including $31,937, $33,818, $33,818, $55,102 and $55,102 pursuant to newbuilding agreements for Eco Van Nuys (Hull No 2789), Eco Santa Monica (Hull No 2790), Eco Venice Beach (Hull No 2791), Eco West Coast (Hull No 865) and Eco Malibu (Hull No 866) respectively. Of these contractual commitments, $39,033 is payable in 2020 and $170,744 in 2021.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

Environmental Liabilities:

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements.

9.	Common Stock, Additional Paid-In Capital and Dividends:

A discussion of the Company's common stock, additional paid-in capital and dividends can be found in the Company's annual financial statements for the fiscal year ended December 31, 2019 which have been filed with the Securities and Exchange Commission on Form 20-F on April 10, 2020.

Issuance of warrants as part of the November 2019 Registered Direct Offering: During the six months ended June 30, 2020, all outstanding Class A warrants (4,200,000 warrants) were exercised on a cashless basis into 67,200 of the Company's common shares and no Class B Warrants were exercised. As of June 30, 2020 there are 4,200,000 Class B Warrants exercisable into 168,000 of the Company's common shares with an exercise price of $2.11.

Equity distribution agreements: On February 12 and March 11 2020, the Company, entered into two equity distribution agreements, or as is commonly known, at-the-market offerings ("ATM"s), with Maxim Group LLC ("Maxim"). Under each ATM the Company could sell up to $5,000 of its common stock with Maxim acting as a sales agent. Since Maxim was acting solely as a sales agent, it had no right to require any common stock sales. No warrants, derivatives, or other share classes were associated with these ATMs. The Company completed all sales under both ATMs during February and March 2020 out of which the Company received proceeds (net of 2% fees), amounting to $9,800 and issued 2,693,191 common shares.

Registered Direct Offerings: On March 30, April 15, April 27, April 28, May 14, May 19, June 7, June 10, June 14 and June 23 2020, the Company closed registered direct offerings for the sale of an aggregate of 30,378,165 of its common shares for proceeds of $97,273 (net of placement agent fees ranging from 6.25% to 6.50%) with unaffiliated investors. Maxim acted as a placement agent in all of the registered direct offerings. No warrants, derivatives, or other share classes were associated with these Registered Direct Offerings.

Dividends: No dividends were paid to common stock holders in the six months ended June 30, 2019 and 2020.

10.	Loss Per Common Share:

All shares issued are included in the Company's common stock and have equal rights to vote and participate in dividends and in undistributed earnings.

The components of the calculation of basic and diluted earnings per share for the six months ended June 30, 2019 and 2020 are as follows:

	Six months ended June 30,
	2019	2020
Net loss	(628)	(2,868)
Less: Deemed dividend for beneficial conversion feature of Series E Shares	(9,339)	(1,067)
Less: Deemed dividend equivalents on Series E Shares related to redemption value	(4,223)	(3,099)
Less: Dividend of Series E Shares	(1,029)	(932)
Loss attributable to common shareholders	(15,219)	(7,966)

Loss per share:
Weighted average common shares outstanding, basic	52,524	7,302,633

Loss per share, basic and diluted	(289.75)	(1.09)

For the periods ended June 30, 2019 and 2020 no dilutive shares were included in the computation of diluted earnings per share because to do so would have been antidilutive for the period presented.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

The following table summarizes the securities that were excluded from the diluted per share calculation because the effect of including these potential shares was antidilutive even though the exercise or conversion price could be less than the average market price of the common shares.

	Six months ended June 30,
	2019	2020
2014 Warrants	2,861	-
Class B Warrants	-	480,000
Series E Shares	45,419	811,855
Potentially dilutive securities	48,280	1,291,855

The Company is using the treasury stock method to calculate the dilutive shares relating to a potential exercise of the 2014 Warrants and Class B Warrants and the if-converted method to calculate the dilutive shares relating to a potential conversion of Series E Shares weighted for the period the Series E Shares were outstanding.

11.	Derivative Financial Instruments:

The principal financial assets of the Company consist of cash on hand and at banks, restricted cash, prepaid expenses and other receivables. The principal financial liabilities of the Company consist of long term loans, accounts payable due to suppliers, amounts due to related parties, accrued liabilities and warrants granted to third parties.

a)
Interest rate risk: The Company is subject to market risks relating to changes in interest rates of debt outstanding under the OFI facility on which it pays interest based on one-month LIBOR plus a margin. In order to manage part or whole of its exposure to changes in interest rates due to this floating rate indebtedness, the Company might enter into interest rate swap agreements in the future.

b)
Credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions with which it places its temporary cash investments.

c)	Fair value:

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short term maturities. The Company considers its creditworthiness when determining the fair value of its liquid assets.

The fair value of warrants is determined using the Cox, Ross and Rubinstein Binomial methodology and hence are considered Level 3 items in accordance with the fair value hierarchy.

The Company follows the accounting guidance for Fair Value Measurements. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The guidance requires assets and liabilities carried at fair value to be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

Interest rate swap agreements
On January 16 and January 21, 2020, as part of the prepayment of the ABN Facility, the Company unwound its two remaining interest rate swaps with ABN Amro bank and realized a loss of $405. On February 21, 2020, as part of the prepayment of the Alpha Bank Facility, the Company unwound its interest rate swap with Alpha bank and realized a loss of $927. In both cases the resulting losses include losses resulting from the discontinuation of hedge accounting applied that have now been transferred from Other comprehensive income to Gain / (Loss) on Derivative financial instruments in the accompanying unaudited interim condensed consolidated statements of comprehensive loss.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

Derivative Financial Instruments not designated as hedging instruments – Class B Warrants:
The major unobservable input in connection with the valuation of the Company's Class B Warrants is the volatility used in the valuation model, which is approximated by using twelve-month daily historical observations of the Company's share price. The annualized twelve-month daily historical volatility that has been applied in the warrant valuation as of June 30, 2020 was 236%. A 5% increase in the volatility applied would lead to an increase of 23.7% in the fair value of the Class B Warrants. The fair value of the Company's Class B Warrants is considered by the Company to be classified as Level 3 in the fair value hierarchy since it is derived by unobservable inputs.
Quantitative information about Level 3 Fair Value Measurements
Derivative type	Fair Value at December 31, 2019	Balance Sheet Location	Valuation Technique	Significant Unobservable Input	Input Value December 31, 2019
Class B Warrants	609	Non-Current liabilities –Derivative financial instruments	Cox, Ross and Rubinstein Binomial	Volatility	132%

Quantitative information about Level 3 Fair Value Measurements
Derivative type	Fair Value at June 30, 2020	Balance Sheet Location	Valuation Technique	Significant Unobservable Input	Input Value June 30, 2020
Class B Warrants	101	Non-Current liabilities –Derivative financial instruments	Cox, Ross and Rubinstein Binomial	Volatility	236%

Recurring fair value measurements
The following table presents the fair value of those financial assets and liabilities measured at fair value on a recurring basis and their locations on the accompanying unaudited interim condensed consolidated balance sheets, analyzed by fair value measurement hierarchy level:
		Fair Value Measurement at Reporting Date
As of December 31, 2019	Total	Using Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Current asset (Interest Rate Swaps)	82	-	82	-
Current liability (Interest Rate Swaps)	113	-	113
Non-current liability (Interest Rate Swaps)	985	-	985
Non-current liability (Class B Warrants)	609			609
As of June 30, 2020
Current liability (Class B Warrants)	101			101

The following table sets forth a summary of changes in fair value of the Company's level 3 fair value measurements for the six months ended June 30, 2020:
Closing balance – December 31, 2019	609
Change in fair value of warrants, included in the unaudited interim condensed consolidated statements of comprehensive loss	(508)
Closing balance – June 30, 2020	101

The effect of derivative instruments on the unaudited interim condensed consolidated statements of comprehensive loss for the six months ended June 30, 2019 and 2020 is as follows:

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

Location and amounts of derivative financial instruments fair values:
	Amount of gain/(loss) recognized in Statements of comprehensive loss located in gain/(loss) on Derivate Financial Instruments
	Six Months Ended June 30, 2019	Six Months Ended June 30, 2020
Interest rate swaps- change in fair value	-	(1,332)
Interest rate swaps– realized loss	(147)	(25)
2014 Warrants- change in fair value	1,634	-
Class B Warrants- change in fair value	-	508
Total	1,487	(849)

Derivative Financial Instruments designated as hedging instruments:
The components of accumulated other comprehensive loss included in the accompanying unaudited interim condensed consolidated balance sheets are analyzed as follows:

Termination of cash flow hedges
Balance, December 31, 2019	(1,361)
Termination of interest rate swap contracts and transfer to Gain/(loss) on derivative financial instruments	1,361
Balance, June 30, 2020	-

12.	Mezzanine Equity

On February 17, 2020 the Company issued 16,004 Series E convertible perpetual preferred stock ("Series E Shares") to Family Trading Inc, as settlement of $14,350 of consideration then outstanding for the purchase of the M/T Eco City of Angels and M/T Eco Los Angeles from Mr. Evangelos J. Pistiolis, $1,621 of Series E Share dividends of the second half of 2019 and $32 of accrued interest on unpaid dividends from 2019. Furthermore the Company issued on June 30, 2020, 900 Series E Shares to Family Trading Inc as settlement of $900 of Series E Share dividends for the first half of 2020.

Pursuant to issuances of Series E Shares, the Company recognized the beneficial conversion feature by allocating the intrinsic value of the conversion option, which is the number of shares of common stock available upon conversion multiplied by the difference between the effective conversion price per share and the fair value of the Company's common stock per share on the commitment date, to additional paid-in capital, resulting in a discount of $1,067 on the Series E Shares. The Company has amortized the beneficial conversion in full in the six months ended June 30, 2020 as the beneficial conversion was immediately exercisable and has been recognized as a deemed dividend. As the Company is in an accumulated deficit position, the offsetting amount was amortized as a deemed dividend recorded against additional paid-in-capital.

During the six months ended June 30, 2020, but before March 29, 2020, the Company redeemed 21,364 Series E Shares and paid a total of $24,569 to Family Trading Inc, $3,204 of which refers to the 15% redemption premium embedded in each redemption that the Company classified as deemed dividend.

As of June 30, 2020, upon conversion at the Series E Shares Conversion Price ($2.11) of 11,264 Series E Shares outstanding, Family Trading Inc. would receive 5,338,389 common shares. After March 29, 2020 as per the original Series E Shares Statement of Designations all redemptions of Series E Shares will incur a redemption premium equal to twenty percent (20%) of the Liquidation Amount being redeemed instead of fifteen percent (15%). Finally the Company has adjusted the carrying value of the Series E Shares to the maximum redemption amount, resulting in an increase of $2,253, which has been accounted for as deemed dividend.

13.	Investments in unconsolidated joint ventures

New 2020 Joint Venture

On April 24, 2020 the Company acquired from a company affiliated with Mr. Evangelos J. Pistiolis, or the MR Seller, a 50% interest in two vessel owning companies (California 19 Inc. and California 20 Inc.) that owned two scrubber-fitted 50,000 dwt eco MR product tankers, M/T Eco Yosemite Park and M/T Eco Joshua Park respectively for $27,000, representing the Company's share of interest in the fair value of the net assets acquired. Both vessels were delivered in March 2020 to the MR Seller from Hyundai Mipo shipyard of South Korea. The MR Seller had already entered into two joint venture agreements, for the two vessels, each with an equal ownership interest of 50%, with Just-C Limited, a wholly owned subsidiary of Gunvor Group Ltd (the other 50% owner). The abovementioned acquisition was approved by a special committee of the Company's board of directors (the "JV Special Committee"), of which all of the directors were independent and for which the JV Special Committee obtained a fairness opinion relating to the consideration of the transaction from an independent financial advisor. Sale and purchase commissions due to CSI related to these investments amounting to $453 were accounted for as part of the investment.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)
Out of the purchase price of $27,000, $1,646 and $1,654 were recognized as excess of the purchase price over the underlying net book value ("Basis Differences") for California 19 Inc. and California 20 Inc. respectively, attributed to the value assigned to the attached time charter. These Basis Differences are amortized over the duration of the firm period of the charter (5 years) and their amortization is included as a reduction in Gains in unconsolidated joint ventures. Furthermore $1,963 and $1,963 were also recognized as Basis Differences for California 19 Inc. and California 20 Inc. respectively, attributed to the fair market value over the carrying value of the vessels. These Basis Differences are amortized over the useful life of the vessels (25 years) and their amortization is also included as a reduction in Gains in unconsolidated joint ventures.
On March 12, 2020, California 19 Inc. together with California 20 Inc. entered into a loan agreement with Alpha Bank for a senior debt facility of $37,660 ($18,830 for each vessel). The loan has a term of five years and is payable on maturity via a balloon payment of $18,830 per vessel. The credit facility bears interest at LIBOR plus a margin of 3.00%. The facility carries customary covenants and restrictions, including the covenant that during the life of the facility, the market value of the vessels should be at least 200% of the facility outstanding and any shortfall should be covered by partial prepayments. Vessels are to be valued three times per year, every March, July and December. Provided that there is no breach of the above-mentioned covenant and no event of default has occurred and is continuing or would occur if such dividend distribution would take place, California 19 Inc. and California 20 Inc. may distribute dividends, without any consent from Alpha Bank.
Each of the two product tankers have time charters that commenced in March 2020 with Clearlake Shipping Pte Ltd, a subsidiary of Gunvor Group Ltd for a firm term of five years plus two additional optional years.
The Company's exposure is limited to its share of the net assets of California 19 Inc. and California 20 Inc., proportionate to its 50% equity interest in these companies. Generally, the Company will share the profits and losses, cash flows and other matters relating to its investments in California 19 Inc. and California 20 Inc. in accordance with its ownership percentage. The vessels are managed by CSI, pursuant to management agreements. The Company accounts for investments in joint ventures using the equity method since it has joint control over the investment.
In the six months ended June 30, 2020 California 19 Inc. and California 20 Inc. didn't declare nor pay any dividends.
Recognition of Gains in unconsolidated joint ventures for the 2020 Joint Venture for the six months ended June 30, 2020, is summarized below:
	June 30, 2020
	California 19 Inc.	California 20 Inc.
Net profit attributable to the Company	178	161
Amortization of Basis Differences	(68)	(68)
Equity gains in unconsolidated joint ventures (attributed to the 2020 Joint Venture)	110	93

Sale of 2017 Joint Venture

In December 2019, the Company wrote down its Investments in unconsolidated joint ventures (the "2017 Joint Venture") to their fair value less costs to sell pursuant to the Joint Ventures' plan to sell the vessels. The Joint Venture's vessels, the M/T Holmby Hills and the M/T Palm Springs were sold on March 26 and 17 April, 2020 respectively. In the six months ended June 30, 2020, the Company recognized a loss on the sale of its Investments in unconsolidated joint ventures amounting to $35, which is included in Equity gains in unconsolidated joint ventures (attributed to the 2017 Joint Venture) in the Company's unaudited interim condensed consolidated statements of comprehensive loss. Net proceeds from the sale of the 2017 Joint Venture amounted to $19,555. The two companies that owned the vessels (City of Athens Pte. Ltd. and Eco Nine Pte. Ltd.) are in the final stages of dissolving.

14.	Gain on sale of vessels:

On January 14, January 21, February 21 and March 19, 2020 the Company sold the M/T Eco Revolution, M/T Eco Fleet, M/T Stenaweco Elegance and M/T Eco Palm Desert respectively to unaffiliated third parties. The gross proceeds from the sales were $23,000, $21,000, $33,500 and $34,800 for M/T Eco Revolution, M/T Eco Fleet, M/T Stenaweco Elegance and M/T Eco Palm Desert respectively. Out of the four vessels, the M/T Eco Revolution and M/T Eco Fleet were presented under Assets held for sale in the Company's December 31, 2019 Balance sheets and were written down to their fair value less costs to sell. As a result of the abovementioned sales the Company recognized a gain from the disposal of vessels amounting to $5,291, which is separately presented in the Company's accompanying unaudited interim condensed consolidated statements of comprehensive loss for the six months ended June 30, 2020.

15.	Other operating loss

On January 15, January 21 and March 9, 2020 the Company terminated the time charters of M/T Eco Fleet, M/T Stenaweco Elegance and M/T Eco Palm Desert and incurred time charter termination fees amounting to $500, $1,850 and $1,700 respectively.

16.	Subsequent Events

On July 6, 2020 the Company completed a registered direct offering for the sale of 6,345,600 common shares for proceeds of $14,873 (net of placement agent fees of 6.25%) with unaffiliated investors. Maxim acted as the placement agent. No warrants, derivatives, or other share classes were associated with this agreement.